Entegra Financial Corp

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31,		For the years ended December 31,
(dollars in thousands)	2017		2016		2015		2014		2013		2012
Including Interest on Deposits:
Earnings:
Income before income taxes	$1,779		$9,871		$7,086		$8,151		$60		$(78)
Fixed charges	1,725		6,032		5,723		6,573		6,988		9,635
Total earnings	$3,504		$15,903		$12,809		$14,724		$7,048		$9,557

Fixed charges:
Interest on deposits	$1,028		$3,964		$4,334		$5,361		$5,826		$7,883
Interest on borrowings	697		2,068		1,389		1,212		1,162		1,752
Total fixed charges	1,725		6,032		5,723		6,573		6,988		9,635
Preferred dividend requirements	—		—		—		—		—		—
Total fixed charges and preferred dividends	$1,725		$6,032		$5,723		$6,573		$6,988		$9,635

Ratio of earnings to fixed charges, including interest on deposits	2.03	x	2.64	x	2.24	x	2.24	x	1.01	x	0.99	x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	2.03	x	2.64	x	2.24	x	2.24	x	1.01	x	0.99	x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$1,779		$9,871		$7,086		$8,151		$60		$(78)
Fixed charges	697		2,068		1,389		1,212		1,162		1,752
Total earnings	$2,476		$11,939		$8,475		$9,363		$1,222		$1,674

Fixed charges:
Interest on borrowings	$697		$2,068		$1,389		$1,212		$1,162		$1,752
Total fixed charges	697		2,068		1,389		1,212		1,162		1,752
Preferred dividend requirements	—		—		—		—		—		—
Total fixed charges and preferred dividends	$697		$2,068		$1,389		$1,212		$1,162		$1,752

Ratio of earnings to fixed charges, excluding interest on deposits	3.55	x	5.77	x	6.10	x	7.73	x	1.05	x	0.96	x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	3.55	x	5.77	x	6.10	x	7.73	x	1.05	x	0.96	x